Exhibit 99.168

CONSENT OF DAVID MILLER

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (i) the Company’s the Management Information Circular dated July 15, 2013, and the documents incorporated by reference therein, and (ii) the Company’s press release dated May 24, 2013, all of which include reference to my name in connection with scientific and technical information regarding the Company’s properties described therein.

/s/ David Miller
David Miller

Date: November 15, 2013